Filed Pursuant to Rule 433

Registration No. 333-287633

June 1, 2026

THE GOODYEAR TIRE & RUBBER COMPANY

$1,050,000,000 8.875% Senior Notes due 2032

Pricing Term Sheet

The information in this pricing term sheet should be read together with (i) the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”), dated June 1, 2026, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated May 29, 2025, included in the Registration Statement (File No. 333-287633), in each case, including the documents incorporated by reference therein.

Issuer:	The Goodyear Tire & Rubber Company

Security:	8.875% Senior Notes due 2032 (the “Notes”)

Maturity:	July 15, 2032

Face Amount:	$1,050,000,000 (upsized from $750,000,000)

Gross Proceeds:	$1,050,000,000

Gross Spread:	1.00%

Net Proceeds exclusive of accrued interest (after deducting underwriting discounts and commissions but before offering expenses):	$1,039,500,000

Coupon:	8.875%

Offering Price:	100.000% plus accrued interest, if any, from June 4, 2026

Yield:	8.875%

Trade Date:	June 1, 2026

Settlement Date*:	June 4, 2026 (T+3)

Interest Payment Dates:	January 15 and July 15, beginning January 15, 2027

Record Dates:	January 1 and July 1

Optional Redemption:	On or after:	Price:

	July 15, 2029	104.438%

	July 15, 2030	102.219%

	July 15, 2031 and thereafter	100.000%

Make-Whole:	Make-whole call @ T+50 bps prior to July 15, 2029

Equity Clawback:	35% at 108.875% prior to July 15, 2029

Spread to Treasury:	+461 bps

Reference Treasury:	UST 4.000% due June 30, 2032

Underwriters:	J.P. Morgan Securities LLC BofA Securities, Inc.
Citigroup Global Markets Inc. Fifth Third Securities, Inc.
MUFG Securities Americas Inc. BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC RBC Capital Markets, LLC
Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc.
PNC Capital Markets LLC Capital One Securities, Inc. CIBC World Markets Corp.
Santander US Capital Markets LLC Citizens JMP Securities, LLC HSBC Securities (USA) Inc.
Huntington Securities, Inc. KeyBanc Capital Markets Inc.
U.S. Bancorp Investments, Inc. Regions Securities LLC Standard Chartered Bank

CUSIP/ISIN:	382550BT7/US382550BT77

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Changes to the Preliminary Prospectus Supplement

1.	The aggregate principal amount of the Notes to be issued in this offering has increased from $750,000,000 to $1,050,000,000.

2.	The following text shall replace the first paragraph under the heading “Use of Proceeds” in the Preliminary Prospectus Supplement:

We intend to use the net proceeds from this offering to repay, redeem or repurchase our outstanding 4.875% Notes and our outstanding 7.625% Notes at or prior to their respective maturity on March 15, 2027. Any remaining net proceeds will be used for general corporate purposes. Pending the repayment, redemption or repurchase of the 2027 Notes, we intend to temporarily apply a portion of the net proceeds from this offering to repay outstanding balances under our first lien revolving credit facility, our European revolving credit facility, our Mexican credit facility, and certain other smaller facilities.

3.	Additional conforming changes are made throughout the Preliminary Prospectus Supplement to reflect the changes described above.

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The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

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Under Rule 15c6-1 under the Exchange Act, as amended, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the first business day before delivery of the Notes hereunder should consult their advisors.